ENVOY CAPITAL GROUP INC. ANNOUNCES
THIRD QUARTER RESULTS FOR FISCAL 2010

TORONTO, ON – August 10, 2010 – Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced its financial results for its third quarter of fiscal 2010.

For the quarter ended June 30, 2010, Envoy incurred a net loss of ($1.4) million or ($0.18) per fully diluted share compared with a net loss of ($1.8) million or ($0.21) per fully diluted share for the same quarter last year.  The per share calculations are based on fully diluted weighted average shares outstanding of approximately 8.0 million for the current quarter and 8.6 million for same period last year.

The Consumer and Retail Branding Division reported a second consecutive profitable quarter on increased revenue.  For the third quarter, the Consumer and Retail Branding Division earned a profit of approximately $250,000, compared to a net loss of approximately ($650,000) in the same period last year.

The Merchant Banking Division did not perform as well during the quarter due to challenging market conditions over the last several months. For the three months ended June 30, 2010, the Merchant Banking Division incurred a net loss of ($1.4) million, compared with a net loss of ($0.9) million in the same period last year.  Significant uncertainty weighed on the market during the Company’s fiscal third quarter, with index losses of (10%) on the DJIA, (11.8%) on the S&P500, and (6.2%) on the TSX.  The Company’s portfolio experienced losses of approximately (6.9%).

Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

About Envoy Capital Group Inc.

Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to

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Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Capital Group Inc.
Contact: Andrew Patient
Tel: (416) 593-1212

Or contact our investor relations department at:  info@envoy.to

Envoy Capital Group Inc.
Consolidated Balance Sheet Highlights
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

As at:	June 30	September 30
	2010	2009
Current assets	$17,586,599	$21,476,272
Long-term assets	1,740,878	2,118,932
	19,327,477	23,595,204

Current liabilities	2,883,957	1,958,762
Long-term liabilities	-	-
	2,883,957	1,958,762

Minority interest	6,378	12,408

Shareholders' equity	16,437,142	21,624,034

	$19,327,477	$23,595,204

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

For the nine months ended:	June 30	June 30
	2010	2009

Net revenue from consumer branding business	$6,201,260	$10,130,534
Net investment gains (losses)	197,710	(481,738)
Interest and dividend income	23,285	233,533
	6,422,255	9,882,329

Operating expenses:
Salaries and benefits	6,057,467	10,346,738
General and administrative	1,570,610	2,493,198
Occupancy costs	713,288	570,551
	8,341,365	13,410,487

Depreciation	211,850	517,573

Interest expense and financing costs	24,205	50,660

	8,577,420	13,978,720

Loss before restructuring expense, income taxes and minority interest	(2,155,165)	(4,096,391)

Restructuring expense	2,414,948	-

Loss before income taxes and minority interest	(4,570,113)	(4,096,391)

Income tax expense	-	-

Loss before minority interest	(4,570,113)	(4,096,391)

Minority interest	(3,379)	(4,445)

Net loss	(4,566,734)	(4,091,946)

Loss per share
Basic	$(0.55)	$(0.48)
Diluted	$(0.55)	$(0.48)

Weighted average number of common shares outstanding - basic	8,302,652	8,558,496
Weighted average number of common shares outstanding - fully diluted	8,302,652	8,558,496

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

Deficit, beginning of period	$(17,539,820)	$(7,064,010)

Net loss	(4,566,734)	(4,091,946)

Deficit, end of period	$(22,106,554)	$(11,155,956)

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	June 30	June 30
	2010	2009

Net revenue from consumer branding business	$2,560,295	$3,134,035
Net investment losses	(1,203,952)	(226,762)
Interest and dividend income	10,797	25,378
	1,367,140	2,932,651

Operating expenses:
Salaries and benefits	2,156,140	3,508,366
General and administrative	339,582	856,744
Occupancy costs	233,251	180,316
	2,728,973	4,545,426

Depreciation	78,475	166,341

Interest expense and financing costs	4,494	33,401
	2,811,942	4,745,168

Loss before income taxes and minority interest	(1,444,802)	(1,812,517)

Income tax expense	-	-

Loss before minority interest	(1,444,802)	(1,812,517)

Minority interest	(1,665)	(1,415)

Net loss	(1,443,137)	(1,811,102)

Loss per share
Basic	$(0.18)	$(0.21)
Diluted	$(0.18)	$(0.21)

Weighted average number of common shares outstanding - basic	8,028,377	8,558,377
Weighted average number of common shares outstanding - fully diluted	8,028,377	8,558,377

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

Deficit, beginning of period	$(20,663,417)	$(9,344,854)

Net loss	(1,443,137)	(1,811,102)

Deficit, end of period	$(22,106,554)	$(11,155,956)